Exhibit 99.2
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 783 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
USA: second successful results in Alaminos Canyon Block 856
Paris — July 12, 2006 — Total announces a new successful result in the Gulf of Mexico. The Alaminos Canyon Block 856 No. 2 well was drilled in 7,800 feet of water to a total depth of 15,625 feet and encountered 85 feet of oil pay in the main objective.
This second successful well confirms the extent of the structure of Alaminos Canyon Block 856. Development options for this block are currently being evaluated.
The block is located approximately 140 miles east of the Texas coast in an area where several discoveries have already been made.
Total E&P USA, Inc. a wholly owned subsidiary of Total S.A. is the operator with a 70% interest. Nexen Petroleum USA, Inc. is a non-operator with a 30% interest.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com